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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO
RULE 13a-16 AND 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of: February 2005
Commission File Number: 000-24980

KENSINGTON RESOURCES LTD.
(Translation of registrant's name into English)

Suite 2100, 650 W. Georgia Street, Vancouver, British Columbia, Canada, V6B 4N9
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20- F..XXX...   Form 40-F.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ..... **No ..XXX...**

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

SEC 1815 (09-05)   **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**



FORM 20-F FILE #0-24980
LISTED IN STANDARD & POOR'S

EXTRAORDINARY GENERAL MEETING SET FOR APRIL 4, 2005

Victoria, B.C., Wednesday, February 9, 2005 – Kensington Resources Ltd. (the "Company") reports that it has called an extraordinary meeting of shareholders for Monday, April 4, 2005. The meeting will be held at the Terminal City Club, President's Room, 837 W. Hastings Street, Vancouver, British Columbia at 10:00 a.m. At the meeting, shareholders will be asked to approve the Shareholder Rights Plan announced in the Company's news release of October 7, 2004. Although the Shareholder Rights Plan is effective upon its adoption, the Company is required to submit the Plan for confirmation by the shareholders within six months from the date of adoption.

Kensington Resources Ltd. is an exploration and mine development company currently focused on the high potential Fort à la Corne Diamond Project in Saskatchewan. The management team includes strong technical expertise and is committed to reaching a diamond producer status for the realization of shareholder value. The Fort à la Corne Diamond Project is a joint venture among Kensington Resources Ltd. (42.245%), De Beers Canada Inc. (42.245%), Cameco Corporation (5.51%) and UEM Inc. (carried 10%). After fifteen years of exploration at Fort à la Corne, the joint venture partners are now planning future programs with a view to entering into an accelerated results-driven advanced exploration and evaluation phase targeted on reaching a pre-feasibility decision within the next three years. The Fort à la Corne Diamond Project includes 63 identified kimberlite bodies within the largest diamondiferous kimberlite cluster in the world.

Robert A. McCallum, President & CEO

Kensington Resources Ltd.
Suite 306, 1208 Wharf Street
Victoria, British Columbia, CANADA V8W 3B9
Tel: 1-800-514-7859 or (250) 361-1578
Fax: (250) 361-3410
Website: www.kensington-resources.com
E-Mail: rob-mccallum@kensington-resources.com

TRADING SYMBOL: KRT-TSX.V

For further information, please contact:

Mel Gardner, Manager Investor Relations
Tel: 1-800-710-6083
E-mail: mel-gardner@kensington-resources.com

FORM 51-102F3
Material Change Report

Item 1.   **Name and Address of Company**

KENSINGTON RESOURCES LTD.
Suite 306, 1208 Wharf Street
Victoria, British Columbia
Canada, V8W 3B9

Item 2.   **Date of Material Change**

February 14, 2005

Item 3.   **News Release**

A news release was disseminated via CCN Matthews, Vancouver Stockwatch and Market News on February 14, 2005 and filed on SEDAR on February 14, 2005.

Item 4.   **Summary of Material Change**

Kensington Resources Ltd. (the "Company") provided an update of the recent Joint Venture drilling program at the Fort à la Corne Diamond Project. A total of 39 coreholes were completed into six different kimberlites located in the central cluster of the Fort à la Corne Kimberlite Field. In addition, minibulk samples were successfully collected from two high priority kimberlites using large diameter reverse circulation drillholes (36 inch, or 914.4 mm diameter).

Item 5.   **Full Description of Material Change**

See Schedule "A" attached hereto.

Item 6.   **Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102**

Not Applicable

Item 7.   **Omitted Information**

No information has been omitted.

Item 8.   **Executive Officer**

The following executive officer of the Company is knowledgeable about the material change and may be contacted to answer questions regarding this report: Robert A. McCallum, President & CEO, telephone: (250) 361-1578.

Item 9.   **Date of Report**

February 21, 2005

Schedule A



KENSINGTON
RESOURCES LTD

FORM 20-F FILE #0-24980
LISTED IN STANDARD & POOR'S

2004-2005 DRILLING PROGRAM SUCCESSFULLY COMPLETED

Victoria, B.C., Monday, February 14, 2005 – Kensington Resources Ltd. (the "Company") is pleased to provide an update of the recent Joint Venture drilling program at the Fort à la Corne Diamond Project. A total of 39 coreholes were completed into six different kimberlites located in the central cluster of the Fort à la Corne Kimberlite Field. In addition, minibulk samples were successfully collected from two high priority kimberlites using large diameter reverse circulation drillholes (36 inch, or 914.4 mm diameter). The 2004-2005 program is significant as it represents an aggressive program budgeted at CDN $7.6 million with the objective to further advance the geological understanding of multiple higher grade zones and their diamond content within the largest kimberlite cluster in the world.

"We are pleased to report that the field program was successfully completed. We anticipate further success for diamond recovery from these minibulk samples. Diamond recovery is progressing on schedule at high security De Beers facilities in Grande Prairie, AB and Johannesburg, RSA and have been accorded top priority status by De Beers in recognition of the importance of FalC results to the evaluation program and to the timely release of this information to Kensington investors," says Robert A. McCallum, President and CEO.

Further to strengthening investor confidence in the Joint Venture operator and evaluation procedures, an independent audit of the final macrodiamond facility in Johannesburg currently is underway by Venmyn Rand (Pty) Limited, a leading African consulting firm utilizing diamond recovery experts. At the same time, Kensington's Qualified Person, Brent Jellicoe, P.Geo is in Johannesburg monitoring both the diamond recovery procedures and the Venmyn audit. In light of recent long term planning for advanced exploration and evaluation programs and transparency in diamond recovery processes, Robert McCallum suggests "There is a sense of urgency within the Joint Venture that is being partly driven by increasing demand for diamonds and the need to fast track a project with this potential. This urgency is now leading the drive to advance the Fort à la Corne diamond-bearing kimberlites."

The drilling program was initiated on September 1, 2004 with coreholes targeted on kimberlite bodies 140/141 and 122 to act as pilot holes for large diameter drilling, and to increase confidence in current geological and diamond distribution models. Coreholes were also targeted on kimberlite bodies 120, 147, 121 and 221 in broad patterns to provide information and samples for the development of geological models, including identification of higher-grade zones, and to provide initial grade estimates. Geological models and microdiamond recoveries for each of the six kimberlite bodies will be released together as results are received from the operator. A total of 3,677.25 metres of kimberlite were cored from a total of 7,923.0 metres drilled on kimberlite delineation targets. Core from these bodies has been examined in detail by De Beers' petrologists in Saskatoon and sampled for microdiamonds. Microdiamonds are being recovered at the Saskatchewan Research Council. An additional 874 metres of drilling was targeted on five geophysical anomalies. Short intervals of kimberlite were intersected in two of these locations and the use of geophysical models for kimberlite exploration will be further evaluated during 2005.

The 2004 program was expanded to ten large diameter minibulk drillholes (LDDH) positioned on higher-grade zones in kimberlites 140/141 and 122. As previously reported (KRT news release of November 17, 2004), five holes were located on the south 140/141 breccia beds to collect additional diamonds that will be used to increase the level of confidence in grade forecasts, and to provide preliminary valuations for revenue modeling by De Beers experts. The total estimated mass of kimberlite extracted from the five holes has been revised to 752 tonnes of which 496 tonnes of material greater than 1.5 mm in size were retained for macrodiamond recoveries. Fifty-two samples of retained material were shipped to De Beers' dense media separation plant located in Grande Prairie, Alberta.

Five large diameter drillholes were located on the south crater of the 122 kimberlite. Although, only three holes permitted collection of substantial kimberlite material, the thick intersections in two of the holes was estimated to be sufficient to reach the carat target for this body. In all, 707 tonnes of kimberlite were extracted of which 318 tonnes were retained for macrodiamond recoveries in 45 samples.

Drilling for the 2004-2005 program was completed on January 22, 2005 and the camp remains on standby until field operations for the advanced exploration and evaluation program resumes in the second quarter of 2005. Drillhole maps for each of the kimberlite bodies investigated in 2004-05 will be made available on the Company's website as they are received from the project operator.

Brent C. Jellicoe, P.Geo. is the Qualified Person for the Company and has reviewed the technical information herein. All aspects of quality assurance, quality control, and sample chain of custody for the Fort à la Corne Joint Venture are managed by De Beers Canada Inc., the project operator.

Kensington Resources Ltd. is an exploration and mine development company currently focused on the high potential Fort à la Corne Diamond Project in Saskatchewan. The management team includes strong technical expertise and is committed to reaching a diamond producer status for the realization of shareholder value. The Fort à la Corne Diamond Project is a joint venture among Kensington Resources Ltd. (42.245%), De Beers Canada Inc. (42.245%), Cameco Corporation (5.51%) and UEM Inc. (carried 10%). After fifteen years of exploration at Fort à la Corne, the joint venture partners are now planning future programs with a view to entering into an accelerated results-driven advanced exploration and evaluation phase targeted on reaching a pre-feasibility decision within the next three years. The Fort à la Corne Diamond Project includes 63 identified kimberlite bodies within the largest diamondiferous kimberlite cluster in the world.

Robert A. McCallum, President & CEO Kensington Resources Ltd.
Suite 306, 1208 Wharf Street
Victoria, British Columbia, CANADA V8W 3B9
Tel: 1-800-514-7859 or (250) 361-1578
Fax: (250) 361-3410
Website: www.kensington-resources.com
E-Mail: rob-mccallum@kensington-resources.com

TRADING SYMBOL: KRT-TSX.V

For further information, please contact: Mel Gardner, Manager Investor Relations
Tel: 1-800-710-6083
E-mail: mel-gardner@kensington-resources.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.

SUPPLEMENTAL TABLES TO FEBRUARY 14, 2005 NEWS RELEASE

Table 1:   **Coreholes to Act as Pilot Holes on Kimberlite Bodies 140 and 122**

Kimberlite Body and Drill hole #	Core Size[1]	Top of Kimberlite (m)	Base of Kimberlite (m)	Total Kimberlite Intersection[2]	End of Hole (m)
04-140-041	HQ core	97.40	246.00	128.28	252.00
04-140-042	HQ core	97.56	241.22	140.76	243.00
04-140-043	HQ core	100.57	232.35	124.89	236.00
04-140-048	NQ core	104.90	137.66	58.65	180.00
04-140-050	HQ core	100.19	236.62	131.59	243.00
Total				**584.17**	**1,154.00**
04-122-012	HQ core	n/a	n/a	n/a	102.00
04-122-012A[3]	HQ core	108.00	313.15	202.88	357.00
04-122-013	HQ core	114.00	200.37	86.37	213.00
04-122-014	HQ core	110.45	299.00	176.80	299.00
04-122-019	HQ core	107.24	314.65	207.41	345.00
Total				**673.46**	**1,316.00**

[1] = HQ core has a diameter of 2.5 inches or 63.5 mm; NQ core has a diameter of 1.875 inches or 47.6 mm.
[2] = These values may not be equal to *Base of Kimberlite* minus *Top of Kimberlite* due to intervening layers of country rock
[3] = Drillhole 04-122-012 was lost due to drilling difficulties at a depth of 102 metres.

Table 2:   **Coreholes on Kimberlite Bodies 120, 121, 221 and 147 to Identify Higher Grade Zones**

Kimberlite Body and Drill hole #	Core Size[1]	Top of Kimberlite (m)	Base of Kimberlite (m)	Total Kimberlite Intersection[2]	End of Hole (m)
04-120-021	HQ core	104.00	236.97	132.97	242.00
04-120-022	HQ core	108.00	293.80	185.80	306.00
04-120-023	HQ core	111.00	234.88	123.88	246.00
04-120-024	HQ core	115.88	125.50	9.62	192.00
04-120-025	HQ core	111.00	240.55	130.55	244.00
04-120-026	HQ/NQ core	105.00	243.60	131.96	255.00
04-120-027	HQ core	102.00	234.50	126.00	246.00
04-120-028	HQ core	119.52	218.80	99.28	237.00
Total				**940.06**	**1,968.00**
04-121-009	HQ/NQ core	112.03	289.53	177.50	291.00
04-121-010	HQ core	112.67	204.50	91.83	222.00
04-121-011	HQ core	109.84	200.78	90.94	207.00
04-121-012	HQ core	116.33	154.61	36.63	168.00
04-121-013	HQ core	131.24	168.33	32.27	179.00
Total				**429.17**	**1,067.00**
04-221-002	HQ core	112.05	170.80	51.16	180.00
04-221-003	HQ core	121.35	196.73	75.38	303.00
04-221-004	HQ core	109.55	183.49	68.59	195.00
Total				**195.13**	**678.00**

Kimberlite Body and Drill hole #	Core Size[1]	Top of Kimberlite (m)	Base of Kimberlite (m)	Total Kimberlite Intersection[2]	End of Hole (m)
04-147-006	HQ core	106.28	181.22	74.94	192.00
04-147-007	HQ core	101.35	184.56	83.21	195.00
04-147-008	HQ core	101.12	218.19	117.07	228.00
04-147-009	HQ core	103.40	221.82	118.42	231.00
04-147-010	HQ core	96.00	221.68	125.68	231.00
04-147-011	HQ core	99.78	218.03	118.25	228.00
04-147-012	HQ core	101.42	202.96	101.54	213.00
04-147-013	HQ core	95.16	211.31	116.15	222.00
Total				**855.26**	**1,740.00**

[1] = HQ core has a diameter of 2.5 inches or 63.5 mm; NQ core has a diameter of 1.875 inches or 47.6 mm; drillholes listed with both core sizes started with HQ diameter, but were forced to decrease to NQ size due to drilling difficulties.
[2] = These values may not be equal to *Base of Kimberlite* minus *Top of Kimberlite* due to intervening layers of country rock

Table 3:   Coreholes on Geophysical Anomalies 150, 284, 285, 291 and 300

Kimberlite Body and Drill hole #	Core Size[1]	Top of Kimberlite (m)	Base of Kimberlite (m)	Total Kimberlite Intersection[2]	End of Hole (m)
04-150-013	HQ core	142.60	147.00	4.40	195.00
04-284-001	HQ core				162.00
04-285-001	HQ core	141.33	183.86	27.42	195.00
04-291-001	HQ core				160.00
04-300-001	HQ core				162.00
Total				**31.82**	**874.00**

[1] = HQ core has a diameter of 2.5 inches or 63.5 mm
[2] = These values may not be equal to *Base of Kimberlite* minus *Top of Kimberlite* due to intervening layers of country rock

Table 4:   Summary of Large Diameter Drilling and Sampling on Kimberlite 122

Kimberlite Body and Hole ID	Bit Diam. (m)	Proximal Corehole (Pilot Hole)	Top of Kimberlite (m)	Total Depth Drilled (m)	Kimberlite Thickness (m)	Mass Extracted (t)[1]	Retained Sample (t)[2]	Number of Samples[3]
04-122-015[4]	0.9144	04-122-012A	105.41	106.59	1.18	1.94	1.06	2
04-122-016	0.9144	04-122-012A	104.89	203.46	98.57	161.83	69.74	10
04-122-018	0.9144	04-122-014	108.27	287.58	179.31	294.38	148.48	17
04-122-020[5]	0.9144	04-122-019		74.05	0	0	0	0
04-122-021	0.9144	04-122-019	104.86	256.31	151.45	248.64	98.86	16
Total				**927.99**	**430.51**	**706.78**	**318.14**	**45**

[1] = Extracted mass based on theoretical hole volumes which assume a uniform cylinder for the drillhole and measured density values from coreholes located nearby; mass calculation based on kimberlite density of 2.5.
[2] = Actual sample mass refers to excavated kimberlite chips greater than 1.5 mm and recovered in minibulk bags for diamond recovery.
[3] = Most samples cover a 12 metre interval of kimberlite, although some samples refer to caved material from uphole.
[4] = Hole terminated due to rod wrench dropped downhole.
[5] = Hole terminated due to drill bit lost downhole.

Table 5:   **Summary of Large Diameter Drilling and Sampling on Kimberlite 140/141**

Kimberlite Body and Hole ID	Bit Diam. (m)	Proximal NQ pilot Hole	Top of Kimberlite (m)	Total Depth Drilled (m)	Kimberlite Thickness (m)	Mass Extracted (t)[1]	Retained Sample (t)[2]	Number of Samples[3]
04-140-044	0.9144	04-140-041	99.19	227.55	128.36	185.44	94.36	13
04-140-045	0.9144	04-140-050	99.73	196.44	96.71	139.72	103.38	10
04-140-049	0.9144	04-140-051	98.96	201.52	102.56	148.17	74.55	9
04-140-051	0.9144	04-140-032	100.07	202.00	101.93	147.26	118.73	10
04-140-052	0.9144	04-140-010	100.64	191.69	91.05	131.54	105.24	10
Total				**1019.20**	**520.61**	**752.14**	**496.26**	**52**

[1] = Extracted mass based on theoretical hole volumes which assume a uniform cylinder for the drillhole and measured density values from coreholes located nearby; mass calculation based on kimberlite density of 2.2.

[2] = Actual sample mass refers to excavated kimberlite chips greater than 1.5 mm and recovered in minibulk bags for diamond recovery.

[3] = Most samples cover a 12 metre interval of kimberlite, although some samples refer to caved material from uphole.



FORM 20-F FILE #0-24980
LISTED IN STANDARD & POOR'S

FORT À LA CORNE JOINT VENTURE ADOPTS AGGRESSIVE
ADVANCED EXPLORATION AND EVALUATION PLAN

Victoria, B.C., Tuesday, February 22, 2005 – Kensington Resources Ltd. (the "Company") announces that its board, and the board of De Beers Canada Inc, the project operator, has approved an Advanced Exploration and Evaluation Plan (the "Plan" or "AE&E Plan") for the Fort à la Corne joint venture project. The Plan, which was prepared by the JV Management Committee, describes an accelerated work program that will advance the project to a pre-feasibility decision in 2008. The budget for the 2005 program is CDN $25.6 million.

This budget is the largest investment to date to be spent on an annual work program at Fort à la Corne. The 2005 program forms part of a three-year action plan to evaluate a number of priority kimberlites in the southern part of the claims. CDN $25.6 million will cover the cost for the first phase of the Plan, which will mainly consist of geological drilling and microdiamond analysis to determine the internal geology and grades of the targeted kimberlites. In addition, provision has been made for limited delineation drilling and mini-bulk sampling, should the results of the 2004 program be sufficiently encouraging. Subsequent phases of the Plan will be based on results and will include delineation drilling and two phases of mini-bulk sampling with substantially larger annual budgets.

With the recent positive results coming from the neighbouring Star kimberlite, the Joint Venture has agreed that delineating the extent of the Star kimberlite on the Joint Venture claim is a priority. This work will be considered as part of the 2005 program. The Star kimberlite is cut by the boundary of the claims held by the JV and a significant portion of the Star kimberlite lies on the JV held ground.

"The implementation of the AE&E Plan this year is a significant milestone for Fort à la Corne, and we are pleased to deliver this news to our shareholders," says Robert A. McCallum, President and CEO of Kensington Resources Ltd. "This Plan was developed on the basis that Fort à la Corne has the principle features for a low-cost, economy of scale mining operation. Underlying the Plan is a sense of urgency within the Joint Venture that is being driven by the increasing demand for diamonds and the need to fast track a project with this potential."

Richard Molyneux, President and CEO of De Beers Canada Inc. adds, "Canada is key to De Beers' long term plans for continued rough diamond supply and, should the Fort à la Corne kimberlites prove economic, they have the potential to make a significant contribution to narrowing the supply/demand gap. The Joint Venture partners are equally committed to moving this project to a pre-feasibility decision as efficiently and prudently as possible."

The AE&E Plan was developed through in-depth analysis of the project fundamentals and objectives. The development team included the specialized, proven expertise of the Joint Venture partners and, as required, external consultants.

The Plan seeks to delineate at least 70 million carats in the ground from the higher grade units within the larger (greater than 20 hectares) kimberlites in the south-central cluster. There are 20 of these larger kimberlite bodies. Four of them (140/141, 122, 148 and 150) were extensively explored from 2000 to 2004 inclusive; three more (120, 147 and 121/221) have been drilled in the 2004 work program. The remaining 13 bodies will be tested with up to 10 coreholes each to determine their higher-grade units. The Plan assumes nine of these will produce strong results for further corehole sampling of the higher-grade units. Of these, it is believed six bodies will graduate to mini-bulk sampling.

A description of the AE&E Plan will be posted on the Kensington Resources Ltd. website at www.kensington-resources.com within the next few days.

Kensington Resources Ltd. is an exploration and mine development company currently focused on the high potential Fort à la Corne Diamond Project in Saskatchewan. The management team includes strong technical expertise and is committed to reaching a diamond producer status for the realization of shareholder value. The Fort à la Corne Diamond Project is a joint venture among Kensington Resources Ltd. (42.245%), De Beers Canada Inc. (42.245%), Cameco Corporation (5.51%) and UEM Inc. (carried 10%). After fifteen years of exploration at Fort à la Corne, the joint venture partners are now planning future programs with a view to entering into an accelerated results-driven advanced exploration and evaluation phase targeted on reaching a pre-feasibility decision in 2008. The Fort à la Corne Diamond Project includes 63 identified kimberlite bodies within the largest diamondiferous kimberlite cluster in the world.

Robert A. McCallum, President & CEO   Kensington Resources Ltd.
Suite 306, 1208 Wharf Street
Victoria, British Columbia, CANADA V8W 3B9
Tel: 1-800-514-7859 or (250) 361-1578
Fax: (250) 361-3410
Website: www.kensington-resources.com
E-Mail: rob-mccallum@kensington-resources.com

TRADING SYMBOL: KRT-TSX.V

For further information, please contact: Mel Gardner, Manager Investor Relations
Tel: 1-800-710-6083
E-mail: mel-gardner@kensington-resources.com



Computershare Trust Company of Canada
510 Burrard Street, 3rd floor
Vancouver, BC V6C 3B9
Tel: 604.661.9400
Fax: 604.661.9401

February 3, 2005

Dear Sirs: All applicable Exchanges and Commissions

Subject: KENSINGTON RESOURCES

We advise the following with respect to the upcoming Meeting of Shareholders for the subject Corporation:

1. Meeting Type : Extraordinary General Meeting
2. CUSIP/Class of Security entitled to receive notification : 489904102/CA4899041020/COMMON
3. CUSIP/Class of Security entitled to vote : 489904102/CA4899041020/COMMON
4. Record Date for Notice : 28/02/2005
5. Record date for Voting : 28/02/2005
6. Beneficial Ownership determination date : 28/02/2005
7. Meeting Date : 04/04/2005
8. Business : Non-Routine
9. Meeting Location : Vancouver

Yours Truly

"Stacey Mcglynn"
Assistant Account Manager
Stock transfer Department
Tel: 604.661.9400 Ext 4204
Fax: 604.661.9401

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KENSINGTON RESOURCES LTD.
(Registrant)

October 13, 2004   By: /s/ Robert A. McCallum
Date   Robert A. McCallum
                          President, CEO and Director